FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF): 47.508.411/0001 -56

MINUTES OF THE FISCAL COUNCIL’S MEETING
HELD ON JULY 30, 2009.

DATE, TIME AND PLACE: July 30, 2009, at 9:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luiz Antônio, nº 3.142, in the city and State of São Paulo.

PRESIDING BOARD: Chairman: Miguel Roberto Gherrize; Secretary: Renata Catelan P. Rodrigues.

CALL AND ATTENDANCE: Miguel Roberto Gherrize, Fernando Maida Dall’Acqua, Mario Probst.

AGENDA: Analyze and discuss the Financial Statements, Management Report and Independent Auditor’s Restricted Report related to the second quarter of 2009 (“ITR”).

RESOLUTIONS: After thorough analysis and discussion, to submit, without reservations, the Financial Statements, Management Report and Independent Auditor’s Restricted Report related to the second quarter of 2009, to the Company’s Board of Directors for analysis and approval.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned to draw up these minutes. After the meeting was resumed, these minutes were read, approved and signed by all in attendance. São Paulo, July 30, 2009. Signatures: Chairman: Miguel Roberto Gherrize; Secretary: Renata Catelan P. Rodrigues. Attending Fiscal Council members: Fernando Maida Dall Acqua, Mario Probst and Miguel Roberto Gherrize.

This is a free English translation of the excerpt of the original minutes drawn up in the Company’s records, pursuant to paragraph 3, of Article 130, of Law 6,404/76.

Renata Catelan P. Rodrigues
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 3, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.